UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cleveland Biolabs, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

185860 10 3

(CUSIP Number)

April 20, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185860 10 3	Page 2 of 5 Pages

1.	Name of Reporting Persons John Edward Quinn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 396,477
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,477
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	This percentage is calculated based upon 4,002,264 shares of the Issuer’s common stock outstanding as of May 5, 2015 as reported by the Issuer in its Quarterly Report on form 10-Q filed on May 7, 2015.

CUSIP No. 185860 10 3	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Cleveland BioLabs, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

73 High Street, Buffalo, New York 14203

Item 2(a)	Name of Person Filing

John Edward Quinn

Item 2(b)	Address of Principal Business Office or, if none, Residence

223 Wall Street, Huntington, NY 11743

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

185860 10 3

Item 3

Not applicable.

Item 4	Ownership

(a) Amount beneficially owned: 396,477

(b) Percent of class: 9.9% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 396,477

(iv) Shared power to dispose or to direct the disposition of: 0

(1) This percentage is calculated based upon 4,002,264 shares of the Issuer’s common stock outstanding as of May 5, 2015 as reported by the Issuer in its Quarterly Report on form 10-Q filed on May 7, 2015.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

CUSIP No. 015384 209	Page 4 of 5 Pages

Item7        Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 22nd day of May, 2015.

By:	/s/ John Edward Quinn
John Edward Quinn